UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE

REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

Commission File Number: 1-31452

Konami Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome, Minato-ku, Tokyo 107-8323, Japan

+81-3-5770-0573

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Konami Corporation (the “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about September 26, 2002, the date that its registration statement on Form 20-F (No. 1-31452) was declared effective by the Securities and Exchange Commission (the “Commission”).

B. The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report on Form 20-F under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Registrant securities have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant has maintained a listing of its common stock on the First Section of the Tokyo Stock Exchange (the “TSE”) in Tokyo, Japan, and the London Stock Exchange in the City of London in the United Kingdom. The TSE constitutes the primary trading market for the Registrant’s common stock.

B. The Registrant’s common stock was initially listed on the TSE in February 1988 and on the London Stock Exchange on September 1999. The Registrant has maintained the listings of its common stock on the TSE and the London Stock Exchange since that date, including during the 12 months preceding the filing of this Form 15F.

C. During the 12-month period started on April 1, 2014 and ended on March 31, 2015 (both dates inclusive), 97.48% of trading in the Registrant’s shares of common stock occurred in Japan and 2.23% of trading in the Registrant’s shares of common stock occurred in the United Kingdom.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on April 1, 2014 and ended on March 31, 2015 (the “Applicable Period”).

B. The average daily trading volume (“ADTV”) of the Registrant’s common stock in the United States for the Applicable Period, including off-exchange and on-exchange transactions was 3,139 shares. The ADTV of the Registrant’s common stock on a worldwide basis for the Applicable Period was 1,030,027 shares, not including off-exchange transactions.

C. The ADTV of the Registrant’s common stock in the United States for the Applicable Period was 0.30% of the average daily trading volume of the common stock of Registrant on a worldwide basis for the Applicable Period.

D. The Registrant delisted its common stock from The New York Stock Exchange (“NYSE”) effective April 24, 2015 (with April 23, 2015 as the last day of trading on NYSE). As of April 24, 2015, the ADTV of the Registrant’s common stock in the United States (including off-exchange and on-exchange transactions) as a percentage of the ADTV for the Registrant’s common stock on a worldwide basis for the preceding 12-month period was 0.30%.

E. The Registrant has not terminated its sponsored American Depositary Receipt (“ADR”) facility regarding its common stock.

F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P. with respect to on-exchange and off-exchange transactions in the United States. Information from the TSE is the source of the trading volume information with respect to on-exchange transactions on the exchanges (information with respect to off-hours trading transactions on such exchanges being unavailable on Bloomberg L.P.).

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 13(a) or 15(d) of the Exchange Act by means of press releases issued on November 6, 2014 and April 1, 2015.

B. The press releases described above were disseminated by major newswire services required by the NYSE including Bloomberg L.P., Thomson Reuters and Dow Jones & Co. in the United States and submitted to the Commission under cover of a Form 6-K on November 6, 2014 and April 1, 2015. Additionally, the notices were published on the Registrant’s Internet Web site.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet Web site: http://www.konami.co.jp/en

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Konami Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Konami Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: April 24, 2015

KONAMI CORPORATION

By: /s/ Takuya Kozuki
Name: Takuya Kozuki Title: Representative Director, President